<EXHIBIT 1>

NEWS RELEASE

GALEN HOLDINGS PLC

ENTERS INTO CO-PROMOTION AGREEMENT WITH

BRISTOL-MYERS SQUIBB FOR DOVONEX®

AND

LICENCES DOVOBET (R) FROM LEO PHARMA A/S

Craigavon, Northern Ireland UK / Rockaway, New Jersey, US, 2 April 2003: Galen Holdings PLC (LSE: GAL, NASDAQ: GALN) today announced that it has entered into a Co-promotion Agreement with Bristol-Myers Squibb Company (NYSE: BMY) for Dovonex (R) in the United States. Dovonex (R) (calcipotriene), a treatment for mild to moderate psoriasis is currently marketed in the United States by Bristol-Myers Squibb under license from LEO Pharma A/S, the Danish pharmaceutical company. Net sales of Dovonex® in the US in 2002 were $126 million.

Concurrent with the agreement with Bristol-Myers Squibb, Galen is entering into a Development Agreement with LEO Pharma to develop Dovobet (R), LEO Pharma's combination product containing calcipotriene and betamethasone dipropionate, for the United States market.

Co-Promotion Agreement - Dovonex®

Under the Co-promotion Agreement, Galen will be compensated by Bristol-Myers Squibb based on an agreed formula relating to the sales levels of Dovonex® .. In addition, Galen has also entered into an Option Agreement with Bristol-Myers Squibb whereby, between now and January 1, 2006, Galen can offer to purchase Bristol-Myers Squibb's rights to the product. The term of the Co-promotion Agreement is until December 31, 2007 or until the option is exercised, whichever is earlier. The option may be exercised by Galen on any of three dates: August 1, 2003, August 1, 2004 and August 1, 2005; however, Bristol-Myers Squibb can refuse to sell its rights to Dovonex (R) prior to August 1, 2005. If Galen exercises its option on August 1, 2005, Bristol-Myers Squibb is obliged to conclude the purchase transaction. Any purchase would be targeted for a closing in January following the option exercise. The terms of any purchase have been pre-negotiated by the parties, and vary depending on the option exercise date. The parties have agreed to keep the terms of the option agreement confidential.

Development Agreement - Dovobet (R)

Concurrent with the agreement with Bristol-Myers Squibb, Galen is entering into a Development Agreement with LEO Pharma to develop Dovobet (R), its combination product containing calcipotriene and betamethasone dipropionate that is currently approved for marketing by LEO Pharma in certain countries in Europe. LEO Pharma intends to submit shortly an Investigational New Drug Application (IND) for Dovobet (R) to the Food and Drug Administration (FDA) in the US. Both Dovonex (R) and Dovobet (R) are indicated for the treatment of mild to moderate psoriasis in Europe.

Under the terms of the agreements for Dovobet (R), Galen will pay LEO Pharma a total of

$47 million if Dovobet (R) progresses to full FDA approval. Of the $47 million, $40 million is payable upon approval. Once approved, the License and Supply Agreement between Galen and LEO Pharma for Dovobet (R) which has been executed will become effective.

Commenting on the transaction, Roger Boissonneault, CEO of Galen, said: "This is an excellent opportunity for Galen to enhance our pipeline in dermatology. The Co-promotion Agreement will allow us to participate in the Dovonex (R) franchise in the United States while the option agreement allows us to acquire the product in the future. We are also delighted to have the opportunity to develop and in-license Dovobet (R), a product developed by Europe's leading research-based dermatology company, LEO Pharma. We are pleased that the long relationships that we have had with Bristol-Myers Squibb and LEO Pharma has facilitated us in bringing these arrangements to fruition."

Ernst Lunding, CEO of LEO Pharma, added: "We look forward to developing this new partnership with Galen for our calcipotriene franchise in the United States. Galen has demonstrated that they are an effective sales and marketing force in the United States as evidenced by their success with other products, and we look forward to seeing them do the same with Dovonex (R)."

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ENQUIRIES:
Galen Holdings PLC
David G. Kelly Senior Vice President Finance & Planning	Tel: + 44 283 833 4974 (after 8.30am)

Financial Dynamics
Sophie Pender-Cudlip/Francetta Carr	Tel: + 44 20 7831 3113

For further information on Galen, please visit www galenplc com

Forward looking statements in this report, including, without limitation, statements relating to the Galen's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Galen to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: Galen's ability to manage its growth, government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, customer acceptance of new products, competitive factors in the industries in which Galen operates, the loss of key senior management or scientific staff, exchange rate fluctuations, general economic and business conditions, and other factors described in filings of the Galen with the SEC. Galen undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.